Filed by Archipelago Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Companies: Archipelago Holdings, Inc. (Commission File No. 001-32274) The New York Stock Exchange, Inc.
TO:	NYSE Members
FROM:	John A. Thain
DATE:	May 10, 2005
RE:	Summary of May 3rd Floor Practitioners Meeting

        As we have in the past, I want to provide you with a summary of our meeting last week. The meeting was with Jerry Putnam and me and was held specifically for Floor Practitioners. I am sending this summary to all NYSE members.

        We began with a discussion of the strategy behind the NYSE/Archipelago transaction—most importantly, building a global competitor. By becoming a public, for profit company through this transaction, we will have a strong growth strategy as well as opportunities for substantial new products and cost reductions. The combination of our listed market position with Arca's presence in the OTC market, a presence in options, an efficient platform for ETFs, the opportunity to build a fixed income business and a second brand to list companies that do not meet the NYSE listing requirements will provide a compelling story to public investors.

        I emphasized that the NYSE is acquiring Arca. Accordingly, there is a control premium in the 70/30 split. The NYSE is NOT for sale. The NYSE owners will control over two-thirds of the shares of the new company, NYSE Group. The transaction is subject to a number of conditions including the expiration of the Hart Scott Rodino waiting period, SEC approval and approval by NYSE members and Arca's stockholders. The Joint Proxy, which will take several months to prepare, will contain all material terms of the deal which you need to decide on to vote. Until we finalize the Joint Proxy, we will continue to solicit your input. We have already received suggestions in two areas. Since some Members would prefer all stock and some would prefer more cash, we are exploring a mechanism, within the constraints of the deal, to provide some reallocation based on Member preference. We have heard your concerns on the length of the lock-ups. I emphasized that the lock-ups are only to protect the trading market from the sizeable overhang of stock. I restated our intention to have a secondary offering as soon as possible following closing and periodically thereafter. That being said, we are considering to what extent the lock-up can be shortened. We will continue to consider other concerns of Members. Seats, which traded as low as $975,000 in January, recently traded at $2.4MM, an increase of 146% in just over three months. At the Arca share price of $32.87, the implied value of each seat is $3.0MM.

        We discussed the role of the Floor going forward and the importance of completing our Hybrid market structure. While we intend to have ArcaEx continue to trade NYSE listed stocks, we want to maintain the liquidity, best prices and low transaction costs offered by the NYSE. We believe our Hybrid market will provide our customers the choices they demand in how they execute trades, while retaining the lower volatility and opportunity for price improvement offered by the Floor. The NYSE Floor will continue to be a vital part of our market model. We are seeking input from the Floor participants and Members on the pricing, duration, and allocation of "trading licenses" in the future.

        We discussed the potential allocation of equity to employees. Nothing has been decided on this topic. The Board's Compensation Committee and the Board itself will make a recommendation which will be described in the Joint Proxy for you to consider. As owners, you should want management's interests to be aligned with yours. It is both customary and in the long term best interest of the stockholders to have employees participate as equity owners. The amount and allocation of any equity incentives are to be decided. Any form of equity will likely have vesting and delivery restrictions.

        The role of Goldman Sachs in this transaction was carefully considered before they were engaged. Goldman Sachs has had a significant relationship with Arca over the last several years, including the lead manager of Arca's IPO. Goldman was responsible for arranging the initial meeting between Jerry Putnam and me. Goldman's role as a "marriage broker" was extensively reviewed by the Boards of both companies. Because of Goldman's role, its equity ownership in Archipelago, its ownership of seats and relationship with the NYSE, both Archipelago's and the NYSE's Board of Directors wanted independent financial advisors to advise them on the "fairness" of the transaction. The NYSE Board also hired independent legal counsel. Lazard was selected to be the financial advisor to the NYSE Board. It was also very important that the discussions remained confidential until an agreement was reached.

        Jerry Putnam reiterated his respect for the NYSE, and stated his intention to listen to the needs and concerns of the Trading Floor community. He underscored his belief in the value added by specialists, noting the demands he was receiving from customers to develop a market-making function on Arca. He described a vision of the Trading Floor with connectivity to Arca, with Floor Brokers having the ability to trade outside of regular trading hours, and to access and trade OTC stocks, options and ETFs on Arca, directly from their hand-helds on the Floor.

        I will continue to keep you updated and as always appreciate your suggestions.

Important Acquisition Information with Respect to the Merger

        In connection with the proposed merger of Archipelago and the NYSE, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. MEMBERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Members will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

        Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This Memo shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

        Certain statements in this Memo may contain forward-looking information regarding Archipelago Holdings, the New York Stock Exchange ("NYSE") and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving Archipelago and NYSE, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Archipelago's and NYSE's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Archipelago shareholders or NYSE members to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on

Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com.

        You should not place undue reliance on forward-looking statements, which speak only as of the date of this Memo. Except for any obligation to disclose material information under the Federal securities laws, none of Archipelago, NYSE or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Memo.